UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Chairperson Transition

On April 21, 2023, the Board of Directors (the “Board”) of Vertical Aerospace Ltd. (the “Company”) agreed to a succession plan, transitioning the chairperson of the Board during the course of 2023. Dómhnal Slattery has served as the Board’s chairperson since shortly following the Company’s listing on the New York Stock Exchange, assisting with building the Company’s Board and supporting the overall strategy, expanding the commercial model and establishing governance frameworks as a newly public company.

The Board has appointed Michael Flewitt, currently a non-executive director on the Company’s Board, to succeed Mr. Slattery and transition to chairperson, effective immediately upon Mr. Slattery’s resignation, which will take effect on December 31, 2023 (the “Transition Date”).

Mr. Flewitt is well positioned to guide the Company in its ongoing development and manufacturing endeavours, including its future industrial strategy. Mr. Flewitt is an experienced leader in the world of automotive innovation and manufacturing. Mr. Flewitt served as the CEO of McLaren Automotive for eight years until October 2021 and was instrumental in driving McLaren Automotive’s growth to become one of the world’s leading luxury supercar brands. Prior to joining McLaren, Mr. Flewitt spent nine years at Ford as both Vice President, Manufacturing, Ford Europe, and Corporate Officer, Ford Motor Company. Before joining Ford, he held senior manufacturing and operations roles at TWR Group Limited, AutoNova AB (Volvo) and Rolls-Royce and Bentley Motor Cars Limited. Mr. Flewitt is an alumnus of Salford University having qualified in Manufacturing and Mechanical Engineering in 1987, completed a post-graduate qualification in Management and Project Management in 1996 and received an Honorary Doctorate from the institution in 2017.

Related Party Transaction

As previously disclosed, in January 2022, the Company and Stephen Fitzpatrick entered into an option agreement with Mr. Slattery, pursuant to which Mr. Fitzpatrick granted Mr. Slattery an option to purchase up to an aggregate of 1,175,000 ordinary shares of the Company for an exercise price of $0.0001 per share (the “Call Option”). To date, Mr. Slattery has not exercised the Call Option. On April 21, 2023, Mr. Slattery, Mr. Fitzpatrick and the Company entered into an option termination agreement, pursuant to which the parties have agreed to terminate the Call Option in consideration for specified payments of up to an aggregate of $2.5 million to be paid by Mr. Fitzpatrick to Mr. Slattery, subject to certain conditions, including the Company raising additional funds during 2023, Mr. Slattery remaining in the role of chairperson through the Transition Date and the Company maintaining a minimum pre-order book. Following the termination of the Call Option, Mr. Fitzpatrick will continue to own the ordinary shares underlying the Call Option.

Officer Changes

On April 21, 2023 John Martin, the Chief Financial Officer and principal financial and accounting officer of the Company, notified the Company of his resignation, agreed with the Company to be effective as of May 18, 2023.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the anticipated chairperson transition and related timing and impacts, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation the important factors discussed under the caption “Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 22, 2023, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. the Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-270756) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: April 21, 2023	By:	/s/ John Martin
John Martin
Chief Financial Officer